UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

This Report includes the following document:

1. A press release from Pearson plc announcing Final Results


--------------------------------------------------------------------------------
3 March 2008

                        PEARSON 2007 PRELIMINARY RESULTS


Record profits, earnings, cash and dividends. Adjusted operating profit up 14% to GBP634m; adjusted earnings per share up 8% to 46.7p (up 15% at constant exchange rates); operating free cash flow up 23% to GBP533m; dividend up 7.8% to 31.6p.


Faster growth. Underlying sales growth of 6%, with strong competitive performances and every business growing at or above 2006 levels.


Higher margins and returns. Margins up 1.1% points to 15.0% with substantial progress at School (up 0.6% pts), Penguin (up 0.9%pts), Interactive Data (up 1.4% pts) and FT Publishing (up 6.7% pts). Return on invested capital up 0.2% points to 8.2% (a 1.0% point underlying improvement).


All-round progress. Strong profit growth in all continuing businesses: Education up 9% to GBP404m; Penguin up 20% to GBP74m; FT Group up 30% to GBP153m.


Sustained growth. Good start to 2008; further financial progress expected in all businesses.


Marjorie Scardino, chief executive, said: "This is another record set of results and an excellent performance from every part of Pearson. We continue to reshape Pearson into a more digital, more international and more efficient company, and those changes make us confident that 2008 will be another good year."

GBP millions                2007       2006   Headline growth Underlying growth
--------------------      ---------  ---------      ---------        ---------

Business performance
Sales                       4,218      4,051               4%                6%
Adjusted operating            634        592               7%               14%
profit
Adjusted profit before        549        502               9%               --
tax
Adjusted earnings per
share                        46.7p      43.1p*             8%               --

Operating cash flow           684        575              19%               --
Operating free cash flow      533        434              23%               --
Return on invested            8.2%       8.0%         0.2 ppts         1.0 ppts
capital
Net Debt                      973      1,059              (8)%              --
--------------------      ---------  ---------       ---------         ---------

Statutory results
Sales                       4,162      3,990               4%
Operating profit              574        522              10%               --
Profit before tax             468        448               4%               --
Basic earnings per share
-  continuing                39.0p      52.7p            (26)%              --
Cash generated from
operations                    659        621               6%               --
--------------------      ---------  ---------       ---------         ---------
Dividend per share           31.6p      29.3p            7.8%               --
--------------------      ---------  ---------       ---------         ---------


*Restated for tax deductibility of goodwill amortisation of 2.9p


Growth rates are stated on an underlying basis (i.e. excluding currency movements and portfolio changes) unless otherwise stated. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 7 and 17 to the attached financial statements.




2007 OVERVIEW


In 2007, Pearson's sales increased by 6% to GBP4.2bn and adjusted operating profit by 14% to a record GBP634m. Every part of Pearson contributed to this profit increase, with adjusted operating profit at Pearson Education up 9%, Penguin up 20% and the FT Group up 30%. Headline earnings per share were 46.7p, up 8% (and up 15% at constant currency). Currency movements reduced adjusted sales by GBP228m, adjusted operating profit by GBP37m and adjusted earnings per share by 2.7p.


We also produced record cash flows. Operating cash flow increased by 19% or GBP109m to GBP684m and operating free cash flow by GBP99m to GBP533m. Cash conversion was once again very strong at 108% of operating profit. Over the past three years, the proportion of our profits converted to cash has averaged more than 100%. The ratio of average working capital to sales at Pearson Education and Penguin improved by a further 0.7% points to 25.6%. Our return on invested capital shows a headline increase of 0.2% points (to 8.2%) and a 1.0% point underlying improvement.


Statutory results show an increase of GBP52m in operating profit to GBP574m (GBP522m in 2006). Basic earnings per share for continuing businesses were 39.0p in 2007 against 52.7p in 2006, largely reflecting the absence of a 2006 tax credit. Net debt was GBP86m lower at GBP973m (from GBP1,059m in 2006).


Acquisitions. In 2007, we announced the acquisitions of Harcourt's US assessment and international education businesses, eCollege, and several small companies which extend our worldwide leadership positions. Our total investment in acquisitions completed in 2007 was GBP472m and acquisitions added GBP90m of sales and GBP13m of operating profit to our 2007 results (after integration costs, which are expensed). The acquisition of Harcourt's US assessment business, announced in May 2007, was completed in January 2008 after clearance from the US regulatory authorities and therefore had no impact on the 2007 results.


Disposals. In February 2007 we completed the sale of our Government Solutions business to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company. In December 2007 we completed the sale of Les Echos to LVMH for EUR240m in cash and in January 2008 we announced the disposal of our 50% stake in FT Deutschland to Gruner + Jahr. In February 2008, we sold our Data Management (Scanners) business to M & F Worldwide Corp for $225m.


Dividend. The board is proposing a dividend increase of 7.8% to 31.6p. Subject to shareholder approval, 2007 will be Pearson's 16th straight year of increasing our dividend above the rate of inflation. Over the last ten years we have increased our dividend at a compound annual rate of 6.1%.


Our financial goals. Pearson's three key financial measures are adjusted earnings per share, free cash flow and return on invested capital. We use these measures to drive performance and to align our plans and targets with the interests of shareholders. Our five-year record on these goals is:

                              2003       2004       2005       2006       2007

Adjusted earning per share    27.6p*     27.5p*     34.1p*     43.1p      46.7p
Operating cash flow         GBP318m    GBP418m    GBP570m    GBP575m     GBP684m
Return on invested capital     6.0%       6.2%       6.7%       8.0%       8.2%


* As reported (before restatement for tax deductibility of goodwill amortisation).




OUTLOOK


In recent years we have significantly changed the shape of Pearson, building and diversifying our education company, shifting our financial information businesses towards recurring revenue streams and becoming more efficient through a centralised operations organisation. These moves have made Pearson a more profitable, more cash generative and more resilient company, and we expect to make further progress on our financial goals in 2008.


At this early stage, our outlook for 2008 is:


- In Education (64% of 2007 sales and operating profit), we expect another year of good profit growth, benefiting once again from the unique breadth of our education business - from pre-school to adult learning; across publishing, testing and technology; and in the US and around the world.


In our School business, integration of our recently-acquired Harcourt businesses is progressing well. In 2008, we expect School margins to be similar to 2007, after expensing integration costs relating to the acquisition. In 2009, we expect School margins to rise to around 15% as the majority of the integration costs fall away and as we realise the financial benefits of the acquisition.


Including the Harcourt contribution, we expect our School business to grow sales well into double digits in 2008 at constant currency. Excluding Harcourt, we expect underlying sales growth in the low single digits, as US market growth of 3-4% is partly offset by our lower participation rate in new US adoptions and the conclusion of our UK key stage testing contract.


In Higher Education, we expect our underlying sales to grow in the mid single digits, a little ahead of the industry. We expect margins to be stable, as we continue to invest in expanding our adaptive learning technologies and in taking our recently-acquired eCollege platform into new segments and geographic markets.


In Professional, we expect sales to increase in the low single digits in underlying terms with underlying margins improving once again.


- Penguin (20% of sales; 12% of operating profit) expects to improve margins further and into double digits. Penguin's good publishing and trading performance has continued into the early part of 2008.


- The Financial Times Group (16% of sales; 24% of operating profit) expects to continue its profit growth. We have substantially increased our digital and subscription revenues and reduced our exposure to print advertising in recent years (in 2007, digital services accounted for 63% of FT Group revenues, compared with 28% in 2000; advertising accounted for 30% of FT Group revenues, down from 52% in 2000). At FT Publishing, advertising revenues have continued to grow in the early part of the year, but future advertising trends remain difficult to predict. However, as a result of our revenue diversification and cost actions we expect further profit improvement at FT Publishing this year, even without any growth in advertising revenues. Interactive Data expects to achieve revenue growth in the 7-9% range and operating profit growth in the 9-11% range (headline growth under US GAAP).


Interest and Tax. We expect our interest charge to be similar to that in 2007 with the higher level of net debt following the completion of the Harcourt transaction offset by strong cash generation and the recent proceeds from the disposals of Les Echos and Data Management (Scanners). Our pension credit will remain at a similar level to 2007, despite an upward revision to life expectancy assumptions. We expect our effective tax rate to be in the 27-29% range.


Exchange rates. Pearson generates approximately 60% of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2007 was GBP1:$2.00) would have an impact of approximately 1p on adjusted earnings per share.




For more information:

Luke Swanson / Simon Mays-Smith/ Charles Goldsmith        + 44 (0) 20 7010 2310


Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com.


We are holding a conference call for US investors at 15.00 (GMT) / 10.00 (EST). To participate please dial in on + 1 866 966 5335 (inside the US) or +44 (0)203 003 2666 (outside the US). The call will be available for replay at www.pearson.com


Video interviews with Marjorie Scardino and Robin Freestone are available at www.pearson.com high resolution photographs are available for the media at www.newscast.co.uk



FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this Preliminary Statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.





BUSINESS PERFORMANCE

GBP millions                        2007         2006     Headline   Underlying
                                                          growth       growth
--------------              -----------  ----------- -----------  -----------

Sales
School                           1,537        1,455            6%           6%
Higher Education                   793          795            0%           5%
Professional*                      354          341            4%           9%
Pearson Education                2,684        2,591            4%           6%
FT Publishing                      344          280           23%          12%
Interactive Data                   344          332            4%           8%
FT Group                           688          612           12%          10%
Penguin                            846          848            0%           3%
--------------              -----------  -----------  -----------  -----------
Total                            4,218        4,051            4%           6%
--------------              -----------  -----------  -----------  -----------

Adjusted operating profit
School                             203          184           10%          11%
Higher Education                   161          161            0%           5%
Professional*                       40           38            5%          11%
Pearson Education                  404          383            5%           9%
FT publishing                       56           27          107%          85%
Interactive Data                    97           89            9%          13%
FT Group                           153          116           32%          30%
Penguin                             74           66           12%          20%
--------------              -----------  -----------  -----------  -----------
Total                              631          565           12%          14%
Discontinued                         3           27
--------------               -----------  -----------  -----------  -----------
Total                              634          592            7%          14%
--------------               -----------  -----------  -----------  -----------


*Professional includes Data Management (Scanners) for both years. It is reported as discontinued for statutory purposes. In 2007, the Data Management business contributed GBP56m of sales and GBP12m of operating profit to Pearson.


SCHOOL
--------------              -----------  ----------- -----------  -----------
GBP millions                       2007         2006     Headline   Underlying
                                                         growth       growth
--------------              -----------  ----------- -----------  -----------
Sales                           1,537        1,455            6%           6%
Adjusted operating profit         203          184           10%          11%
--------------              -----------  -----------  -----------  -----------


- Record sales (up 6%) and profits (up 11%)

- Margins up by 0.6% points to 13.2%


Continued share gains in school publishing


- Pearson US School publishing up 3.5%, against industry growth of 2.7% (source: Association of American Publishers), as we benefit from our sustained investment in new basal programmes and innovative digital services.


- Faster underlying growth in international school publishing, with continued margin improvement.


- Pearson takes a leading share of the new US adoption market: 30% of the total market and 31% where we competed. #1 or #2 market share in reading, maths, science and social studies. Total 2007 new adoption opportunity of approximately $830m, up from $670m in 2006.


- US School new adoption market expected to remain strong over the next three years (estimated at $900m in '08; $860m in '09; and more than $1bn in '10). In 2008 we are competing for around 90% of the total new adoption opportunity.


- Acquisition of Harcourt International brings leading content for school and vocational customers in many markets including the UK, South Africa, Australia and New Zealand. Transaction adds further scale to Pearson's international education businesses and accelerates the combination of educational content and innovative technology to personalise learning. Integration of the Harcourt business is progressing well.


- Major cross company global English, maths and science projects launched, with the aim of sharing assets, expertise, investment and technology across all major international markets.


- Successful global ELT publishing franchises in every major market segment - primary, secondary, adult, business and exam preparation - drives strong growth worldwide. Sales of student editions of English Adventure, developed with Disney, top six million units in less than three years; Economist and FT branded courses also performing strongly with major launch of Penguin Readers planned for this year.


- Strong performance from school publishing businesses in South Africa and Australia; in Italy, integration of Pearson Paravia Bruno Mondadori complete, producing integration savings, margin improvement and market share gains; strong organic growth in Spanish language school publishing.


Innovation in school technology


- 13 product nominations in 10 categories, more than any other education company, for the Software and Information Industry Association 'Codie' awards. The products include: PASeries, the first formative assessment product designed to measure progress and forecast student growth toward state goals or grade level expectations; Pearson Inform 4.1, a K-12 data analysis and decision support tool; PowerSchool Premier, a student information system that provides access to student information, enabling data-driven decisions that enhance student learning; and eCollege, an on-demand distance learning platform.


- Continued investment in digital programmes both for basal adoption and for special populations, including NovaNet and SuccessMaker. Pre-publication expenditure for digital programmes growing as a proportion of total pre-publication expenditure.


- enVision Math, our new integrated print-and-digital elementary maths programme (and the next generation of our successful California Social Studies programme), successfully launched for the 2008 adoption campaign. In 2008, maths accounts for approximately one-third of the total new adoption opportunity.


Strong growth and share gains in school testing


- US School testing sales up in double digits (after high single digit growth in 2006), benefiting from further contract wins, market share gains and strength in online assessment.


- 2.5 million secure online tests delivered across 13 states during the year, up from 1.4 million in 2006.


- Acquisition of Harcourt Assessment complements our existing assessment business, broadens our scale and reach in adjacent markets and creates new publishing and digital opportunities both in the US and around the world.


- In the UK, we marked a total of 9.6 million GCSE, AS and A-level exam scripts, 4.6 million of which were marked on-screen. ResultsPlus rolled out across the UK and internationally providing more than 2,250 schools with secure online access to question-level examination performance data on exam results day for the first time. More than 100,000 students access their results online on results day for the first time.



HIGHER EDUCATION

--------------              -----------  ----------- -----------  -----------
GBP millions                       2007         2006     Headline   Underlying
                                                         growth       growth
--------------              -----------  ----------- -----------  -----------
Sales                             793          795            0%           5%
Adjusted operating profit         161          161            0%           5%
--------------              -----------  -----------  -----------  -----------


- Sales and profits up 5%.

- US Higher Education up 6%, ahead of the industry for the ninth straight year.

- Steady growth and good profit improvement in international higher education.


Rapid growth in online learning and custom publishing


- Investment in established and new author franchises, such as Campbell
's Biology, Kotler's Marketing Management, Hubbard's Economics and Cicarrelli's Psychology, continues to underpin the strong performance of our higher education business.


- 'MyLab' digital homework and assessment programmes launched in 22 new subject disciplines in 2007, increasing the total number of disciplines covered to 38. These programmes support over 2,000 textbooks and were used globally by 2.9m students in 2007 (up more than 30% on 2006). Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and instructional productivity.


- In corporate finance, one of the largest global markets in business education, Pearson publishes the successful first edition bestseller, Berk/ DeMarzo's Corporate Finance, together with MyFinanceLab. Pearson's market share increases from 4% to 11% in the US and from 39% to 48% in the UK. It is the most successful launch of a first edition in this discipline in more than a decade and one of Pearson's most successful global launches ever, winning university adoptions in 22 countries. In World History, the first edition of Fernandez-Armesto's The World: A History with MyHistoryLab increases Pearson's market share from 25% to 35%.


- Acquisition of eCollege builds Pearson's position as an education services provider. eCollege works with partner educational institutions to design, build and support online degree, certificate, diploma and professional development programmes. Student enrolments increase 44% in 2007 to 1.9m. eCollege broadens Pearson's services to academic institutions; Pearson's scale and reach enable eCollege to access new customers in the school, post-secondary and professional/vocational markets both in the US and worldwide.


- Pearson is the largest publisher on CourseSmart.com, a joint venture of the largest US education textbook publishers with over 2,500 titles. CourseSmart.com provides cost effective ebooks to students and time-efficient review of textbooks for professors.


- Continued strong double digit growth in our custom solutions business
- which builds customised textbooks and online services and has become a leader in the creation of courseware and curriculum for e-learning institutions.



Good progress in international markets


- In Europe, good revenue growth and strong margin improvement as organic and acquisition investment in international education continues to bear fruit. Particular areas of strength included local language editions of our major authors and custom publishing including the successful launch of "local language" science publishing in Germany.


- Major programme of adapting/versioning "MyLab" and "Mastering" technology platforms for international markets. MyLab programmes now being used internationally in almost 50 countries, with almost 160,000 student registrations for online courses in Europe, the Middle East & Africa.



PROFESSIONAL

--------------              -----------  ----------- -----------  -----------
GBP millions                       2007         2006     Headline   Underlying
                                                         growth       growth
--------------              -----------  ----------- -----------  -----------
Sales                             354          341            4%           9%
Adjusted operating profit          40           38            5%          11%
--------------              -----------  -----------  -----------  -----------

Note: excludes Government Solutions and includes Data Management (Scanners).


- Rapid sales growth driven by professional testing and publishing

- Sales up 9%; profits up 11%; margins up by 0.2% points to 11.3%


- With the sale of Government Solutions in 2007 and Data Management in
2008, our Professional business is focused on publishing for professionals in business and technology, and on testing and certifying adults to be professionals.


Professional Testing: rapid organic sales and profit growth


- Professional Testing sales up 14% in 2007. Approximately 5.8m secure online tests delivered in more than 5,000 test centres worldwide in 2007.


- Strong margin improvement as test volumes rise, driven by higher demand from existing customers such as GMAC (for business school applicants), NCLEX (for nurses) and the DSA/DVTA driving theory test. Good new contract performance, including the American Board of Internal Medicine and the National Association Boards of Pharmacy; and strong renewals, including the Institute of Financial Services and the American Registry of Radiological Technologists.


Professional publishing: good sales growth and further margin improvement


- Technology Publishing achieves good sales growth and significantly improved profitability, benefiting from a focused and refreshed front list, a favourable software release schedule and Safari Books Online, our electronic publishing platform (a joint venture with O'Reilly Media). Scott Kelby, a Peachpit author, is the top-selling US computer book author for the fourth consecutive year with titles including The iPod Book; The Digital Photography Book; and The Adobe Photoshop Lightroom Book for Digital Photographers.


- Strong performance in Europe, helped by success of publishing for the new Windows Vista launch; a new partnership with Microsoft Press in the Netherlands; and a successful move into digital publishing and training in Germany.


- Strong performance from business imprints Wharton School Publishing and FTPress, aided by Pearson's global distribution and strong retail relationships. Wharton School Publishing recognised on the Amazon.com Best Business Books of 2007 with We Are Smarter Than Me: How to Unleash the Power of Crowds in Your Business , by Barry Libert and Jon Spector, and Firms of
Endearment: How World-Class Companies Profit from Passion and Purpose, by Rajendra S. Sisodia, David B. Wolfe and Jaqdish N. Sheth.


Data Management (Scanners): sale completed 22 February 2008


- Sale of Data Management to M & F Worldwide Corp. for $225m. Data
Management contributed $112m of sales and $25m of operating profit to Pearson in 2007.



FT PUBLISHING

--------------              -----------  ----------- -----------  -----------
GBP millions                       2007         2006     Headline   Underlying
                                                         growth       growth
--------------              -----------  ----------- -----------  -----------
Sales                             344          280           23%          12%
Adjusted operating profit          56           27          107%          85%
--------------              -----------  -----------  -----------  -----------

Note: excludes Les Echos, sold in December 2007.


- Sales up 12%; profits up 85%

- Margins up by 6.7% points to 16.3%


Great publishing, continued growth and significant margin improvement


- FT Publishing revenues up 12% (advertising revenues up 10%) with operating profit more than doubling to GBP56m in headline terms.


- Outstanding year at the Financial Times:

  * FT newspaper circulation up 2% to almost 440,000 (for the July-December 2007 ABC period), with a 19% increase in subscriptions;
  * Digital subscribers to the FT up 13% to 101,000; monthly unique users up 30% to 5.7m; monthly page views up 33% to 48.2m;
  * FT.com attracts 150,000 new registered users since launch of its innovative new access model in October 2007; strong growth continues in the early part of 2008.
  * FT named Newspaper of the Year at the 2007 What the Papers Say Awards.


- Strong trading performance at FT Business as integration with the FT Newspaper helps to generate additional revenue and reduce costs.


- The Economist, in which Pearson owns a 50% stake, increases its circulation by 9% to 1.3m (for the July-December 2007 ABC period).


Continued shift towards global digital businesses and subscription revenues


- Strong contribution from Mergermarket: rapid revenue growth with 90%+ subscription renewal rates and a series of new product launches around the world including Pharmawire, DebtWire in Asia Pacific and dealReporter in Emerging Europe, Middle East and Africa.


- FTSE, in which Pearson owns a 50% stake, achieves double digit sales growth, benefiting from a strong new business performance, a joint venture with Xinhua Finance in China and strong growth in Exchange Traded Fund (ETF) licenses.


- Several small acquisitions of complementary subscription-based and digital businesses:

  * Infinata, a provider of research and business information to life science and financial services companies. The company's products, which include BioPharm Insight and HNW Insight, provide clients with comprehensive, timely information used to make strategic and tactical business decisions.
  * Exec-Appointments, a well-established global job site that focuses on the high-earning executive sector with approximately 200,000 registered executive users.
  * Money-Media, acquired in January 2008, a provider of must-have news and analysis via email and websites to US mutual fund managers, institutional investors, high net-worth individuals, company directors and advisers. Approximately two-thirds of Money-Media's revenues were generated through subscriptions with close to 90% renewal rates.


- Sale of Les Echos to LVMH for EUR240m (GBP174m) completed in December
2007.


- Sale of 50% stake in FT Deutschland to Gruner + Jahr announced in
January 2008.



INTERACTIVE DATA (NYSE:IDC)

--------------              -----------  ----------- -----------  -----------
GBP millions                       2007         2006     Headline   Underlying
                                                         growth       growth
--------------              -----------  ----------- -----------  -----------
Sales                             344          332            4%           8%
Adjusted operating profit          97           89            9%          13%
--------------              -----------  -----------  -----------  -----------


- Good sales growth and significant profit increase

- Sales up 8%; profits up 13%; margins up by 1.4% points to 28.2%


Strong sales momentum


- Underlying sales growth of 8% driven primarily by strong sales to both existing and new institutional customers and a renewal rate of approximately 95% within the Institutional Services segment.


- Strong new sales momentum in Q4 2007 further supported activities to realign the company's two largest institutional businesses under a single management structure.


Continued focus on high value services


- Pricing and Reference Data continues to generate good growth in North
American and Europe. The business continues to broaden its coverage of complex securities by expanding its universe of European asset-backed and mortgage-backed securities. The business also launched a new web-based offering, the Basket Calculation Service, designed to provide clients with the indicative optimised portfolio value for equity and fixed income exchange traded funds.


- Real-Time Services continues to achieve strong growth with new institutional sales in its two core product areas of real-time data feeds and managed solutions. Highlights include: growing adoption of its PlusFeed data service for algorithmic trading applications; the introduction of DirectPlus, a new ultra low latency direct exchange data service; and excellent sales momentum for managed solutions in North America with new customers including media companies, online brokerages, stock exchanges and financial institutions.


- Fixed Income Analytics completed 30 new BondEdge(R) installations during the year and made good progress in the development of its next-generation BondEdge(R) platform.


- In the Active Trader Services segment, eSignal experienced modest expansion of its direct subscriber base, delivered numerous innovations across its suite of active trader services, and added new content and capabilities on its financial websites.


- Interactive Data is listed on the New York Stock Exchange (NYSE: IDC) and Pearson owns a 62% stake. Interactive Data's 2007 results under US GAAP are available at www.pearson.com .




PENGUIN

--------------              -----------  ----------- -----------  -----------
GBP millions                       2007         2006     Headline   Underlying
                                                         growth       growth
--------------              -----------  ----------- -----------  -----------
Sales                             846          848            0%           3%
Adjusted operating profit          74           66           12%          20%
--------------              -----------  -----------  -----------  -----------


- Good sales growth and significant profit increase

- Sales up 3%; profits up 20%

- Margins up by 0.9% pts to 8.7%; on track for double-digit margins in 2008


Strong competitive performance in major markets


- Successful global publishing performance led by Alan Greenspan's The
Age of Turbulence, with almost 1m hard cover copies shipped to date worldwide, and Kim Edwards' first novel, The Memory Keeper's Daughter, a global #1 bestseller for Penguin in the US, UK, Australia and Canada.


- Outstanding year for bestsellers in the US with titles including
Elizabeth Gilbert's Eat, Pray, Love (4.4m copies shipped to date); Khaled Hosseini's A Thousand Splendid Suns (2.2m); and Ken Follett's World Without End (almost 1m).


- UK bestsellers included Marian Keyes' Anybody Out There?, Jamie
Oliver's Jamie at Home, Jeremy Clarkson's Don't Stop Me Now and Charlie Higson's Double or Die. Strong year for Brands & Licensing division driven by The Dr Who Annual (the second best-selling children's book of 2007) and bestselling In the Night Garden titles.


- Australia: strong publishing from authors including Bryce Courtenay with The Persimmon Tree and Dr Manny Noakes with CSIRO Total Wellbeing Diet Book 2.


- DK delivered a strong global performance in traditional, custom and digital publishing, benefiting from innovative formats including The Human Body Book, personalised travel guides via traveldk.com and the first DK textbooks for higher education markets.


Rapid growth in emerging markets


- India: Penguin India celebrated its 20th anniversary in 2007 with continued rapid growth. Penguin authors win all the major English language prizes in India's national book awards: Vikram Chandra in fiction for Sacred Games, Vikram Seth in non-fiction for Two Lives and Kiran Desai in readers' choice for The Inheritance of Loss.


- China: Jiang Rong and Howard Goldblatt win inaugural Man Asian
Literary prize for Wolf Totem, to be published in English around the world by Penguin in 2008.


- South Africa: another strong year led by John van de Ruit's Spud: The Madness Continues.


Innovation in print and online


- Rapid growth in sales through online retail and digital channels driven by innovative digital marketing initiatives and investment in ebooks (with 5,000 Penguin titles currently available) and digital content. Strong growth in online revenues and unique visitors to Penguin and DK websites.


- Continued innovation in formats (including the pioneering US premium paperback and personalised 'on-demand' travel guides), genres (Portfolio business imprint in India), sales channels (bestselling eBooks via online retailers and Penguin's own websites; audio books via iTunes and Audible; Rough Guides via Motorola, Nokia and Samsung phones) and communications channels ( www.spinebreakers.com, an online community for teenagers).


- Subscribers to Penguin and DK opt-in newsletters building rapidly, up
34% year-on-year to over 150,000, allowing Penguin consumers to personalise areas of interest and strengthening relationship with Penguin brand.


Continued focus on quality and efficiency


- Pearson-wide renegotiation of major global paper, print and binding contracts continue to bring cost savings in 2007.


- Further improvement expected in 2008 from ongoing management of production, warehousing and distribution costs.


Strong 2008 publishing schedule; strong start to the year


- Strong list of new titles for 2008 from bestselling and new authors including Patricia Cornwell, Steve Coll, Michael Pollan, Jamie Oliver, Marian Keyes, Jeremy Clarkson, Thomas Friedman, Niall Ferguson and the new James Bond book from Sebastian Faulks.


- Outstanding sales performance from Eckhart Tolle's A New Earth, with
4m copies shipped since its selection for Oprah Winfrey's book club on 30 January. First of ten online classes featuring Eckhart Tolle and Oprah Winfrey airs today, 3 March.



FINANCIAL REVIEW


Operating result


On a headline basis, adjusted sales increased by GBP167m or 4% from GBP4,051m to GBP4,218m and total adjusted operating profit increased by GBP42m or 7% to GBP634m in 2007 from GBP592m in 2006.


On an underlying basis adjusted sales grew by 6% and adjusted operating profit by 14%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2007 currency movements reduced adjusted sales by GBP228m and adjusted operating profit by GBP37m while portfolio changes increased adjusted sales by GBP146m and adjusted operating profit by GBP22m.


Adjusted sales include discontinued operations held throughout the current and previous year. In 2007 the sales by our Data Management (Scanners) business have been included in adjusted sales. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles but also includes the adjusted profits from discontinued operations.


Statutory operating profit from continuing operations increased by GBP52m or 10%, to GBP574m in 2007 from GBP522m in 2006. The statutory operating profit includes the effect of increased intangible amortisation but does not reflect the decreased contribution from discontinued operations.


Net finance costs


Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to post-retirement plans. Net interest payable in 2007 was GBP95m, up from GBP94m in 2006. Although we were partly protected by our fixed rate policy, a rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at each year end) rose by 0.5% to 5.4%, reflecting a rise in interest rates and a change in the currency mix of year end debt. These two factors, together with a decrease in the Group's average net debt of GBP90m, increased the Group's average net interest rate payable by 0.3% to 7.3%. In 2007 the net finance income relating to post-retirement plans was an income of GBP10m compared to an income of GBP4m in the previous year, giving an overall net finance cost reflected in adjusted earnings of GBP85m in 2007 compared to GBP90m in 2006.


Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Net foreign exchange losses of GBP17m in 2007 mainly relate to exchange losses on Euro-denominated debt used to hedge the receipt of proceeds from the sale of Les Echos. A corresponding gain is included in higher proceeds realised on this sale. In 2006 the exchange gains mainly relate to the un-hedged exposure on Euro borrowings and swaps that could not be designated as a net investment hedge under IAS 39.


Taxation


In 2007 we revised our calculation of the effective tax rate on adjusted earnings to reflect the benefit of tax deductions attributable to amortisation of acquired goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment. We have restated the 2006 comparative figure.


On this basis the effective tax rate on adjusted earnings was 26.4% in 2007 compared with 25.9% in 2006. Our overseas profits, which arise mainly in the US, remain mostly subject to tax rates which are higher than the UK corporation tax rate (which was 30% in 2007 but will fall to 28% from 1 April 2008).


But this factor was offset by the amortisation-related tax deductions and, as in 2006, by releases from provisions reflecting continued progress in agreeing our tax affairs with the authorities.


The reported tax charge on a statutory basis was GBP131m, representing a rate of 28.0%. As we explained last year, the 2006 rate was abnormally low because of one-off adjustments related to the recognition of deferred tax assets for both capital losses and operating losses. The tax effects of the disposals during 2007, mainly Government Solutions (tax GBP93m) and Les Echos (tax GBPnil) are reflected in discontinued operations.


Tax paid in 2007 was GBP87m, compared with GBP59m in 2006. The 2007 amount included GBP26m paid in respect of disposals.


Discontinued operations


Discontinued operations relate to the disposal of Government Solutions (in February 2007), Les Echos (in December 2007) and the Data Management (Scanners) business (in February 2008). In total, we received cash proceeds of GBP469m for disposals in 2007.


As previously announced, we realised a loss before tax of GBP19m and a tax charge of GBP93m on the sale of Government Solutions. We realised a profit before tax of GBP165m with no tax payable on the sale of Les Echos. In anticipation of a loss on sale of the Data Management (Scanners) business, a goodwill impairment of GBP97m has been charged to the income statement in 2007. We received cash proceeds of $225m on the sale of Data Management on 22 February 2008.


Minority interests


Our minority interests comprise mainly the minority share in Interactive Data. Our stake in Interactive Data remained at 62% throughout 2007, leaving the minority interest unchanged at 38%.


Dividends


The dividend accounted for in our 2007 financial statements totalling GBP238m, represents the final dividend (18.8p) in respect of 2006 and the 2007 interim dividend of 11.1p.


We are proposing a final dividend for 2007 of 20.5p, bringing the total paid and payable in respect of 2007 to 31.6p, a 7.8% increase on 2006. This final 2007 proposed dividend was approved by the board in February 2008, is subject to shareholder approval at the forthcoming AGM and will be charged against 2008 profits. For 2007, the dividend is covered 1.5 times by adjusted earnings.


Pensions


Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans.


Our charge to profit in respect of worldwide pensions and post retirement benefits amounted to GBP61m in 2007 (2006: GBP60m) of which a charge of GBP71m (2006: GBP64m) was reported in operating profit and the net finance benefit of GBP10m (2006: GBP4m) was reported against interest.


Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, we made additional payments to the plan in 2007 amounting to GBP100m. These additional payments have contributed to the overall surplus recognised on the UK plan.




CONDENSED CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007

------------------------------------                  -----   -------   -------

                                                                2007      2006
all figures in GBP millions                           note
------------------------------------                  -----   -------   -------

Continuing operations

Sales                                                    2     4,162     3,990
Cost of goods sold                                            (1,910)   (1,841)
------------------------------------                   -----   -------   -------
Gross profit                                                   2,252     2,149

Operating expenses                                            (1,701)   (1,651)
Share of results of joint ventures and associates                 23        24
------------------------------------                   -----   -------   -------
Operating profit                                         2       574       522

Finance costs                                            3      (150)     (133)
Finance income                                           3        44        59
------------------------------------                   -----   -------   -------
Profit before tax                                        4       468       448
Income tax                                               5      (131)       (4)
------------------------------------                   -----   -------   -------
Profit for the year from continuing operations                   337       444

Discontinued operations

(Loss) / profit for the year from discontinued
operations                                               8       (27)       25
------------------------------------                  -----   -------   -------
Profit for the year                                              310       469

Attributable to:
Equity holders of the Company                                    284       446
Minority interest                                                 26        23
------------------------------------                   -----   -------   -------

Earnings per share from continuing and discontinued operations (in pence per share)

Basic                                                    6      35.6p     55.9p
Diluted                                                  6      35.6p     55.8p

Earnings per share from continuing operations (in pence per share)
Basic                                                    6      39.0p     52.7p
Diluted                                                  6      39.0p     52.6p


The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.



CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 December 2007

------------------------------------                     -----  -------  -------

                                                                 2007     2006
all figures in GBP millions                             note
------------------------------------                     -----  -------  -------

Net exchange differences on translation of foreign                 25     (417)
operations
Actuarial gains on retirement benefit obligations                  80      107
Taxation on items charged to equity                                29       12
------------------------------------                     -----  -------  -------
Net income / (expense) recognised directly in equity              134     (298)
Profit for the year                                               310      469
------------------------------------                     -----  -------  -------
Total recognised income and expense for the year                  444      171

Attributable to:
Equity holders of the Company                             14      418      148
Minority interest                                                  26       23
------------------------------------                     -----  -------  -------










CONDENSED CONSOLIDATED BALANCE SHEET

as at 31 December 2007

------------------------------------                  ------   -------   -------

                                                                2007      2006
all figures in GBP millions                          note
------------------------------------                  ------   -------   -------

Property, plant and equipment                                    355       348
Intangible assets                                       12     3,814     3,581
Investments in joint ventures and associates                      20        20
Deferred income tax assets                                       328       417
Financial assets - Derivative financial instruments               23        36
Retirement benefit assets                                         62         -
Other financial assets                                            52        17
Other receivables                                                129       124
------------------------------------                  ------   -------   -------
Non-current assets                                             4,783     4,543

Intangible assets - Pre-publication                              450       402
Inventories                                                      368       354
Trade and other receivables                                      946       953
Financial assets - Derivative financial instruments               28        50
Financial assets - Marketable securities                          40        25
Cash and cash equivalents (excluding overdrafts)                 560       592
------------------------------------                  ------   -------   -------
Current assets                                                 2,392     2,376

Non-current assets classified as held for sale                   117       294
------------------------------------                  ------   -------   -------
Total assets                                                   7,292     7,213

Financial liabilities - Borrowings                            (1,049)   (1,148)
Financial liabilities - Derivative financial                     (16)      (19)
instruments
Deferred income tax liabilities                                 (287)     (245)
Retirement benefit obligations                                   (95)     (250)
Provisions for other liabilities and charges                     (44)      (29)
Other liabilities                                               (190)     (162)
------------------------------------                  ------   -------   -------
Non-current liabilities                                       (1,681)   (1,853)

Trade and other liabilities                                   (1,050)     (998)
Financial liabilities - Borrowings                              (559)     (595)
Current income tax liabilities                                   (96)      (74)
Provisions for other liabilities and charges                     (23)      (23)
------------------------------------                  ------   -------   -------
Current liabilities                                           (1,728)   (1,690)

Liabilities directly associated with non-current assets
held for sale                                                     (9)      (26)
------------------------------------                  ------   -------   -------
Total liabilities                                             (3,418)   (3,569)

------------------------------------                  ------   -------   -------
Net assets                                                     3,874     3,644

Share capital                                                    202       202
Share premium                                                  2,499     2,487
Treasury shares                                                 (216)     (189)
Reserves                                                       1,210       976
------------------------------------                  ------   -------   -------
Total equity attributable to equity holders of the
Company                                                        3,695     3,476
Minority interest                                                179       168
------------------------------------                  ------   -------   -------
Total equity                                            14     3,874     3,644


The condensed consolidated financial statements were approved by the board on 02
March 2008.


CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007

------------------------------------                  -----   -------   -------

                                                                2007      2006
all figures in GBP millions                              note
------------------------------------                  -----   -------   -------

Cash flows from operating activities
Net cash generated from operations                      17       659       621
Interest paid                                                   (109)     (106)
Tax paid                                                         (87)      (59)
------------------------------------                   -----   -------   -------
Net cash generated from operating activities                     463       456

Cash flows from investing activities

Acquisition of subsidiaries, net of cash acquired               (472)     (363)
Acquisition of joint ventures and associates                      (4)       (4)
Purchase of property, plant and equipment (PPE)                  (86)      (68)
Proceeds from sale of PPE                                         14         8
Purchase of intangible assets                                    (33)      (29)
Disposal of subsidiaries, net of cash disposed                   469        10
Interest received                                                 19        24
Dividends received from joint ventures and associates             32        45
------------------------------------                   -----   -------   -------
Net cash used in investing activities                            (61)     (377)

Cash flows from financing activities
Proceeds from issue of ordinary shares                            12        11
Purchase of treasury shares                                      (72)      (36)
Proceeds from borrowings                                         272        84
Liquid resources acquired                                        (15)      (24)
Repayment of borrowings                                         (391)     (145)
Finance lease principal payments                                  (2)       (3)
Dividends paid to Company's shareholders                        (238)     (220)
Dividends paid to minority interests                             (10)      (15)
------------------------------------                   -----   -------   -------
Net cash used in financing activities                           (444)     (348)

Effects of exchange rate changes on cash and cash
equivalents                                                        3       (44)
------------------------------------                   -----   -------   -------
Net decrease in cash and cash equivalents                        (39)     (313)

Cash and cash equivalents at beginning of year                   531       844
------------------------------------                  -----   -------   -------
Cash and cash equivalents at end of year                         492       531


For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.


Included in the figures above is net cash generated from / (used in) amounts relating to discontinued operations as follows: operating activities GBP7m (2006: GBP33m); investing activities GBP3m (2006: GBP(10)m); financing activities GBP(21)m (2006: GBP(15)m).


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2007


1.       Basis of preparation


The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.


The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2006 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2006 Annual Report refers to new standards effective from 1 January 2007. None of these standards have had a material impact in these financial statements.


The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2006 Annual Report.


This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2007, which will be approved by the Board of Directors and reported on by the auditors later in March 2008. Accordingly, the financial information for 2007 is presented unaudited.


The financial information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2006 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns), or under section 237 (3) (regarding provision of necessary information and explanations).


In accordance with IFRS, the comparatives have been re-presented to reflect Les Echos, Datamark and the Data Management (Scanners) business as discontinued businesses (see note 8). Government Solutions was previously presented as discontinued in the financial information for 2006.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


2.       Segment information


The Group is organised into five primary business segments: School, Higher Education, Financial Times Publishing, Interactive Data and Penguin. Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.

------------------------------------                        -------    -------

                                                               2007       2006
all figures in GBP millions
------------------------------------                        -------    -------

Sales
School                                                        1,537      1,455
Higher Education                                                793        795
Professional                                                    298        280
------------------------------------                          -------    -------
Pearson Education                                             2,628      2,530
FT Publishing                                                   344        280
Interactive Data                                                344        332
------------------------------------                          -------    -------
FT Group                                                        688        612
Penguin                                                         846        848
------------------------------------                          -------    -------
Total sales - continuing operations                           4,162      3,990
Discontinued operations - Scanners business                      56         61
------------------------------------                          -------    -------
Adjusted sales                                                4,218      4,051

Adjusted operating profit
School                                                          203        184
Higher Education                                                161        161
Professional                                                     28         25
------------------------------------                          -------    -------
Pearson Education                                               392        370
FT Publishing                                                    56         27
Interactive Data                                                 97         89
------------------------------------                          -------    -------
FT Group                                                        153        116
Penguin                                                          74         66
------------------------------------                          -------    -------
Adjusted operating profit - continuing operations               619        552
Adjusted operating profit - discontinued operations              15         40
------------------------------------                          -------    -------
Total adjusted operating profit                                 634        592


Discontinued operations relate to the Group's interest in Government Solutions, Les Echos and the Data Management (Scanners) business (see note 8). Government Solutions and the Scanners business were previously reported within the Professional group of businesses and Les Echos within the FT Publishing segment.


Adjusted sales include sales from discontinued operations held throughout the current and previous year. The Scanners business was the only discontinued operation held throughout the two periods.


Adjusted operating profit includes the operating profit from the total business including the results of discontinued operations.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


2.       Segment information continued


In our adjusted operating profit, we have excluded amortisation of acquired intangibles, other net gains and losses and other net finance income of associates.


The amortisation of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group.


Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing or discontinued operations but which distort the performance of the Group.


Other net finance income of associates is the equivalent of the Company's own other net finance income that is excluded in adjusted earnings (see note 3).


The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.


                       School     Higher  Professional  FT Publishing Interactive  Penguin  Total
                               Education                                     Data
all figures in GBP
millions
----------------------------------------------------------------------------------------------------
                             2007
----------------------------------------------------------------------------------------------------

Adjusted
operating
profit                  203        161            28             56          97       74      619
Amortisation
of acquired
intangibles             (28)        (2)           (1)            (6)         (7)      (1)     (45)
Other net gains and       -          -             -              -           -        -        -
losses (including
associates)
Other net finance         -          -             -              -           -        -        -
income of associates   ------     ------        ------         ------      ------   ------  -------

Operating
profit                  175        159            27             50          90       73      574


----------------------------------------------------------------------------------------------------
                              2006
----------------------------------------------------------------------------------------------------

Adjusted
operating
profit                  184        161            25             27          89       66      552
Amortisation
of acquired
intangibles             (17)         -            (1)            (2)         (7)      (8)     (35)
Other net
gains and
losses
(including
associates)               -          -             -              4           -        -        4
Other net
finance income
of associates             -          -             -              1           -        -        1
---------------------  ------     ------        ------         ------      ------   ------  -------
Operating
profit                  167        161            24             30          82       58      522



Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit.



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007




3.       Net finance costs
------------------------------------                     -----  -------  -------

                                                                 2007     2006
all figures in GBP millions
------------------------------------                     -----  -------  -------

Net interest payable                                              (95)     (94)
Finance income in respect of employee benefits                     10        4
Net foreign exchange (losses) / gains                             (17)      19
Other losses on financial instruments in a hedging
relationship:
 - fair value hedges                                               (1)       -
 - net investment hedges                                           (1)      (2)
Other gains / (losses) on financial instruments not in a hedging relationship:
 - amortisation of transitional adjustment on bonds                 1        8
 - derivatives                                                     (3)      (9)
------------------------------------                     -----  -------  -------
Net finance costs                                                (106)     (74)

Analysed as:
Finance costs                                                    (150)    (133)
Finance income                                                     44       59
------------------------------------                     -----  -------  -------
Net finance costs                                                (106)     (74)

Analysed as:
Net interest payable                                              (95)     (94)
Finance income in respect of employee benefits                     10        4
------------------------------------                     -----  -------  -------
Net finance costs reflected in adjusted earnings                  (85)     (90)
Other net finance (costs) / income                                (21)      16
------------------------------------                     -----  -------  -------
Net finance costs                                                (106)     (74)




Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.


Other net finance costs of GBP21m in 2007 mainly relate to exchange losses on legacy euro denominated debt held to hedge the receipt of the euro denominated proceeds from the Les Echos sale (see also note 8). A corresponding gain is included in higher sale proceeds realised on this sale. In 2006, euro borrowings and cross currency swaps that were not designated as net investment hedges contributed to the overall foreign exchange gains.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


4.       Profit before tax
------------------------------------                     -----  -------  -------

                                                                 2007     2006
all figures in GBP millions
------------------------------------                     -----  -------  -------

Profit before tax - continuing operations                         468      448
Add back: amortisation and adjustment of acquired intangibles
(see note 2)                                                       45       35
Add back: other net gains and losses (including associates)
(see note 2)                                                        -       (4)
Add back: other net finance income of associates (see               -       (1)
note 2)
Add back: other net finance costs / (income) (see note 3)          21      (16)
------------------------------------                     -----  -------  -------
Adjusted profit before tax - continuing operations                534      462
Adjusted profit before tax - discontinued operations               15       40
------------------------------------                     -----  -------  -------
Total adjusted profit before tax                                  549      502


5.       Income tax
------------------------------------                   -----   -------   -------

                                                                2007      2006
all figures in GBP millions
------------------------------------                   -----   -------   -------

Income tax charge - continuing operations                       (131)       (4)

Add back: tax benefit on amortisation of acquired
intangibles                                                      (19)      (10)

Add back: tax benefit on other net gains and losses               (9)       (4)

Add back: tax (benefit) / charge on other finance income          (6)        5

Tax amortisation benefit on goodwill and intangibles              25        25

Tax benefit on recognition of tax losses                           -      (127)
------------------------------------                   -----   -------   -------
Adjusted income tax charge - continuing operations              (140)     (115)
Adjusted income tax charge - discontinued operations              (5)      (15)
------------------------------------                   -----   -------   -------
Total adjusted income tax charge                                (145)     (130)

Tax rate reflected in adjusted earnings                         26.4%     25.9%



Included within the income tax charge is an amount of GBP42m (2006: GBP15m) relating to UK tax.


For the first time in 2007, the Group has included in its adjusted earnings the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium term rate of cash tax payments. The comparative has been re-stated accordingly.


In 2006, the Group excluded from its adjusted earnings tax benefits from the recognition of its capital and trading losses of GBP127m which, due to their size and non-recurring nature are not considered to be fully reflective of the underlying tax rate of the Group.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


6.       Earnings per share


Basic earnings per share is calculated by dividing the profit attributable to equity share holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

------------------------------------                     -----  -------  -------

                                                                 2007     2006
all figures in GBP millions
------------------------------------                     -----  -------  -------

Profit for the year from continuing operations                    337      444
Minority interests                                                (26)     (23)
---------------------------------------                         -------  -------
Earnings - continuing operations                                  311      421
(Loss) / profit for the year from discontinued                    (27)      25
operations
---------------------------------------                         -------  -------
Earnings                                                          284      446

Weighted average number of shares (millions)                    796.8    798.4
Effect of dilutive share options (millions)                       1.3      1.5
Weighted average number of shares (millions) for diluted
earnings                                                        798.1    799.9

Earnings per share from continuing and discontinued operations

Basic                                                            35.6p    55.9p
Diluted                                                          35.6p    55.8p

Earnings per share from continuing operations
Basic                                                            39.0p    52.7p
Diluted                                                          39.0p    52.6p




7.       Adjusted earnings reconciliation


In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.


The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007



>
7.       Adjusted earnings reconciliation continued
            -------      -------      ------       ------          ------      ------        ------          ------


            Statutory   Re-analyse    Other gains  Amortisation/   Other net   Tax           Recognition of  Adjusted
            Income      discontinued  gains        adjustment of   finance     amortisation  tax losses      income
            statement   operations    and          acquired        costs/      benefit                       statement
all                                   losses       intangibles     income
figures
in GBP
millions
---------------------------------------------------------------------------------------------------------------------

2007
            -------      -------      ------       ------          ------      ------        ------          ------
Operating
profit
(note 2)      574          15           -            45               -           -            -              634

Net finance
costs
(note 3)     (106)         -            -            -               21           -            -              (85)
            -------      -------      ------      -------          ------      -------       ------         -------
Profit
before
tax
(note 4)      468          15           -            45              21           -            -              549

Income tax
(note 5)     (131)         (5)         (9)          (19)             (6)         25            -             (145)
            -------      -------      ------      --------         -------     -------       ------         -------
Profit
for the
year -
continuing    337          10          (9)           26              15          25            -              404

Profit
for the
year -
discontinued
(note 8)      (27)        (10)         37            -               -            -              -              -

             ------      -------      ------      --------         -------     -------       ------         -------
Profit
for the
year          310           -          28            26              15           25             -            404

Minorities    (26)          -           -            (4)             -            (2)            -            (32)

            ------       -------      ------      --------         -------     -------        ------        -------
Earnings      284           -          28            22              15           23             -            372

Weighted
average
number
of shares
(millions)                                                                                                    796.8

Adjusted
earnings per
share                                                                                                          46.7p

----------------------------------------------------------------------------------------------------------------------

2006
             ------      -------       ------      --------         -------     -------         ------        -------
Operating
profit        522          40           (4)          35               (1)         -               -             592

Net finance
costs         (74)         -             -            -              (16)         -               -             (90)

             ------      -------       ------      --------         -------     -------         ------        -------
Profit
before
tax           448          40           (4)          35              (17)         -               -             502

Income
tax            (4)        (15)          (4)         (10)               5          25            (127)          (130)

             ------      -------       ------      --------         -------     -------         ------        -------
Profit
for the
year -
continuing    444          25           (8)          25              (12)         25             (127)          372

Profit
for the
year -
discontinued   25         (25)           -            -               -            -              -              -

             ------      -------       ------      --------         -------     -------         ------        -------
Profit
for the
year          469           -           (8)          25             (12)          25             (127)          372

Minorities    (23)          -            -           (3)              -           (2)              -            (28)

             ------      -------       ------      --------         -------     -------         ------        -------
Earnings      446           -           (8)          22             (12)          23             (127)          344

Weighted
average number
of shares
(millions)                                                                                                      798.4

Adjusted
earnings per
share                                                                                                            43.1p


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


8.       Discontinued operations


Discontinued operations relate to the Group's interest in Government Solutions (sold 15 February 2007), Datamark (acquired with eCollege and subsequently sold on 31 July 2007), Les Echos (sold 24 December 2007) and the Data Management (Scanners) business (sold on 22 February 2008).


The results of Government Solutions and Les Echos have been included in discontinued operations for both 2006 and 2007 and have been consolidated up to the date of sale. Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business have been consolidated. The Scanners business was sold on 22 February 2008 and has been included in discontinued operations for the full year in both 2006 and 2007. The assets and liabilities of the Scanners business have been reported as held for sale in the 31 December 2007 balance sheet. At 31 December 2006 held for sale assets and liabilities relate to Government Solutions.


Sales by discontinued operations are shown in the table below:

------------------------------------                   -----   -------   -------

                                                                2007      2006
all figures in GBP millions
------------------------------------                   -----   -------   -------

Scanners business sales included in adjusted sales
(see note 2)                                                      56        61

Other sales by discontinued operations                           111       372
                                                               -------   -------
Total sales by discontinued operations                           167       433


The loss for the year on discontinued operations is analysed below:

-----------------------------             -------      -------  -------  -------

                                                                2007     2006
all figures in GBP millions              Included     Other       Total
                                       in adjusted  gains and
                                       earnings     losses
-----------------------------           -------      -------    -------  -------

Operating
profit                                    15          -           15        40

Goodwill
impairment
(re Scanners
disposal)                                  -        (97)         (97)        -
-----------------------------           -------     -------    -------   -------
(Loss) /
profit
before
tax before
sale of
discontinued
ops                                       15        (97)         (82)       40


Attributable
tax expense                               (5)         -           (5)      (15)

Profit
on sale of
discontinued
operations                                 -        146           146        -

Attributable
tax expense                                -        (86)          (86)       -

----------------------------              -------    -------    -------  -------

(Loss) /
profit
for the year from
discontinued
operations                                10        (37)          (27)       25


Profit before
tax                                       15         49            64        40

Attributable
tax expense                               (5)       (86)          (91)      (15)
-----------------------------             -------    -------    -------  -------

(Loss) /
profit
for the year from
discontinued
operations                                10        (37)          (27)       25



The goodwill impairment above relates entirely to the anticipated loss on sale of the Scanners business. The sale of the Scanners business for $225m and the resulting disposal will be reflected in the 2008 financial statements.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


8.       Discontinued operations continued


The profit / loss on sale of discontinued operations in 2007 is analysed below:

                                         Government  Datamark  Les Echos  Total
                                          Solutions
all figures in GBP millions

-----------------------------             -------    -------   -------   -------


Net (assets) /
liabilities disposed                        (277)       (20)        1      (296)

Proceeds received                            321         20       174       515

Costs                                        (10)         -       (10)      (20)
                                           -------   -------   -------   -------
Profit on sale before
cumulative translation
adjustment                                    34          -       165       199

Cumulative translation
adjustment                                   (53)         -         -       (53)
                                           -------   -------   -------   -------
Profit / (loss) on sale
before tax                                   (19)         -       165       146

Attributable tax
(charge) / benefit                           (93)         7         -       (86)
                                           -------   -------   -------   -------
Profit / (loss) on sale
after tax                                    (112)        7       165        60



The proceeds received for the sale of Government Solutions include GBP286m in cash, GBP20m in loan stock and a 10% interest in the acquiring company valued at GBP15m.



9.       Dividends
------------------------------------                   -----   -------   -------

                                                                2007      2006
all figures in GBP millions
------------------------------------                   -----   -------   -------

Amounts recognised as distributions to equity share holders
in the year                                                      238       220



The directors are proposing a final dividend of 20.5p per equity share, payable on 9 May 2008 to shareholders on the register at the close of business on 11
April 2008. This final dividend, which will absorb an estimated GBP164m of shareholder's funds, has not been included as a liability as at 31 December
2007.



10.    Exchange rates


Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

------------------------------------                       -------       -------

                                                            2007          2006

------------------------------------                       -------       -------

Average rate for profits                                    2.00          1.84
Year end rate                                               1.99          1.96



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


11.    Business combinations


During the year, Pearson announced the acquisition of Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950m in cash. The
Harcourt Education International acquisition was completed in stages during 2007 but the Harcourt Assessment acquisition did not complete until 30 January 2008.
In July 2007, Pearson completed the acquisition of eCollege, a leading provider of eLearning and enrolment services to post-secondary education. Pearson has also made a number of other smaller acquisitions during the year mainly within the FT Group.


Provisional values for the assets and liabilities arising from the acquisitions completed in the year are as follows:

--------------------------------                ------  ------  ------   -------

                                               Harcourt  eCollege  Other  Total
all figures in GBP millions
--------------------------------                ------  ------  ------   -------

Property, plant and equipment                       6       5       -        11

Intangible assets                                  81     100      16       197

Intangible assets - Pre-publication                16       2       -        18

Inventories                                        15       -       -        15

Trade and other receivables                        12      13       3        28

Trade and other liabilities                       (23)    (12)     (3)      (38)

Financial liabilities - borrowings                  -      (1)      -        (1)

Current income tax                                  2       2       -         4

Net deferred income tax liabilities               (21)    (24)      -       (45)

Provisions for other liabilities and
charges                                            (1)      -      (1)       (2)
--------------------------------                ------  ------  ------   -------

Net assets acquired at fair value                  87      85      15       187

Goodwill                                           68     181      55       304
--------------------------------                ------  ------  ------   -------

Total                                             155     266      70       491


Satisfied by:
Cash                                             (155)   (266)    (47)     (468)

Deferred consideration                              -       -     (12)      (12)

Net prior year adjustments                          -       -     (11)      (11)
--------------------------------                ------  ------  ------   -------

Total consideration                              (155)   (266)    (70)     (491)


Net cash outflow on acquisition:

Cash - current year acquisitions                                           (468)

Deferred payments for prior year
acquisitions and other items                                                 (4)

Cash and cash equivalents acquired                                            -
--------------------------------                ------  ------  ------   -------

Cash outflow on acquisitions                                               (472)




In total acquisitions completed in the year contributed an additional GBP90m of sales and GBP13m of operating profit.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


12.    Intangible assets
------------------------------------                       -------       -------

                                                            2007          2006
all figures in GBP millions
------------------------------------                       -------       -------

Goodwill                                                   3,343         3,271

Other intangibles                                            471           310
------------------------------------                       -------       -------
Total intangibles                                          3,814         3,581





13.    Net debt
------------------------------------                         -------     -------

                                                             2007        2006
all figures in GBP millions
------------------------------------                         -------     -------

Non-current assets
Derivative financial instruments                               23          36

Current assets
Derivative financial instruments                               28          50

Marketable securities                                          40          25
Cash and cash equivalents (excluding overdrafts)              560         592

Non-current liabilities
Borrowings                                                 (1,049)     (1,148)
Derivative financial instruments                              (16)        (19)

Current liabilities
Borrowings                                                   (559)       (595)
------------------------------------                        -------     -------

Total net debt                                               (973)     (1,059)



In February 2007, Pearson repaid its EUR591m 6.125% Euro Bonds 2007 and refinanced this borrowing through available cash and facilities. The Group also extended the maturity date of its main revolving credit facility by one year and entered into a short-term bridge financing facility.




NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007


14.    Statement of changes in equity
------------------------------------                            -------  -------

                                                                 2007     2006
all figures in GBP millions
------------------------------------                            -------  -------

Attributable to equity holders of the Company

Total recognised income and expense for the year                  418      148
Equity settled transactions                                        30       25
Issue of ordinary shares - share option schemes                    12       11
Cumulative translation adjustment disposed                         53        -
Purchase of treasury shares                                       (56)     (52)
Dividends paid to equity holders of the Company                  (238)    (220)
---------------------------------------                         -------  -------
Net movement for the year                                         219      (88)
Attributable to equity holders of the Company at the beginning
of the year                                                     3,476    3,564
---------------------------------------                         -------  -------
Attributable to equity holders of the Company at the end of
the year                                                        3,695    3,476

Minority interest                                                 179      168
---------------------------------------                         -------  -------
Total equity                                                    3,874    3,644


15.    Related parties


There were no material related party transactions and no guarantees have been provided to related parties in the year.


16.    Events after the balance sheet date


On 2 January 2008, the Group completed its acquisition of Money-Media, a US-based company offering online news and commentary for the money management industry, for $64m.


On 30 January 2008, the Group completed its $647m acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice.


Also on 30 January 2008 the Group announced that it had agreed to sell its 50% interest in Financial Times Deutschland (FTD) to its joint venture partner, Gruner + Jahr. The Group's share of FTD assets at 31 December 2007 was EUR8m and a small profit on sale is expected.


On 22 February 2008, the Group completed the sale of its Data Management (Scanners) business to M&F Worldwide Corp. for $225m. The Group expects to report a loss on this transaction in 2008 after taking into account the cumulative translation adjustment disposed and tax.


NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2007



17.    Cash flows
------------------------------------                            -------  -------

                                                                 2007     2006
all figures in GBP millions
------------------------------------                            -------  -------

Reconciliation of profit for the year to net cash generated from operations

Profit for the year                                               310      469
Income tax                                                        222       19
Depreciation and amortisation charges                             138      135
Investment in pre-publication assets                             (230)    (213)
Amortisation of pre-publication assets                            192      210
Loss on sale of property, plant and equipment                       1        2
Net finance costs                                                 106       74
Share of results of joint ventures and associates                 (23)     (24)
Profit on sale of subsidiaries and associates                    (146)       -
Goodwill impairment of discontinued operations                     97        -
Net foreign exchange gains / (losses) from transactions            11      (37)
Share-based payment costs                                          30       25
Inventories                                                        (1)     (16)
Trade and other receivables                                        (5)     (60)
Trade and other liabilities                                        80       54
Retirement benefit obligations                                   (126)     (17)
Provisions                                                          3        -
------------------------------------                            -------  -------
Net cash generated from operations                                659      621
Dividends from joint ventures and associates                       32       45
Net purchase of PPE including finance lease principal
payments                                                          (74)     (63)
Purchase of intangible assets                                     (33)     (29)
Add back: Special pension contribution                            100        -
Add back: Cash spent against integration and fair value
provisions                                                          -        1
------------------------------------                            -------  -------
Operating cash flow                                               684      575
Operating tax paid                                                (61)     (59)
Net operating finance costs paid                                  (90)     (82)
------------------------------------                            -------  -------
Operating free cash flow                                          533      434
Non-operating tax paid                                            (26)       -
Special pension contribution                                     (100)       -
Integration spend                                                   -       (1)
------------------------------------                           -------  -------
Total free cash flow                                              407      433
Dividends paid (including to minorities)                         (248)    (235)
------------------------------------                           -------  -------
Net movement of funds from operations                             159      198


Included in net cash  generated  from  operations  is an amount of GBP7m  (2006:
GBP33m) relating to discontinued operations.


Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to GBP100m. The Group has excluded this GBP100m from its definition of operating cash flow and operating free cash flow as it distorts the underlying operating performance for the year.
--------------------------------------------------------------------------------





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 March 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary